Exhibit 99.40

Industry	Industrie
Canada	Canada

Certificate of Amalgamation	Certificat de fusion
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Norbord Inc.

Corporate name / Dénomination sociale

936982-1

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d’une fusion, en vertu de l’article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Virginie Ethier

Director / Directeur

2015-07-15

Date of Amalgamation (YYYY-MM-DD)

Date de fusion (AAAA-MM-JJ)

Industry Industrie Canada Canada Canada Business Corporations Act (CBCA) FORM 9 ARTICLES OF AMALGAMATION (Section 185)1 - Corporate name of the amalgamated corporation Norbord Inc. 2 - The province or territory in Canada where the registered office is situated (do not indicate the full address) Ontario 3 - The classes and any maximum number of shares that the corporation is authorized to issue The annexed Schedule is incorporated in this form. 4 - Restrictions, if any, on share transfers None. 5 - Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) Minimum number 8 Maximum number 20 6 - Restrictions, if any, on the business the corporation may carry on None. 7 - Other provisions, If any The annexed Schedule is incorporated in this form. 8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is Indicated as follows: 183 - Long form : 184(1). Vertical short-form: 184(2) - Horizontal short-form : approved by special approved by resolution of approved by resolution of resolution of shareholders directors directors 9 - Declaration I hereby certify that I am a director or an authorized officer of the following corporation: Name of the amalgamating corporations Corporation number Signature Ainsworth Lumber Co. Ltd. 936797-7 Norbord Inc. 357286-2 Note. Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). IQ 3190E (2013/07) Page 1 of 2 canada

SCHEDULE 1

The Corporation is authorized to issue an unlimited number of Class A Preferred Shares (including 20,000,0000 Class A Preferred Shares Series 1), an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of Common Shares.

(1)	The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

(a)	Series: The Class A Preferred Shares may at any time or from to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation (the “board”) may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the Shares of, each series of Class A Preferred Shares.

(b)	Idem: The Class A Preferred Shares shall be entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares and the Common Shares and all other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Voting Rights: Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class A Preferred Shares, the holders of the Class A Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

(2)	The first series of Class A Preferred Shares shall consist of 20,000,000 shares designated Floating/Adjustable Rate Cumulative Redeemable Class A Preferred Shares Series 1 (“Class A Preferred Shares Series 1”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	Cumulative Dividends:

(i)	For the purposes of these provisions:

“Adjustment Factor” for any calendar quarter means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Class A Preferred Shares Series 1 for the last 30 days of the preceding calendar quarter, determined in accordance with the following:

If such Calculated Trading Price is	the Adjustment Factor shall be
Greater than $25.500	-0.40%
Greater than $25.2500 but less than 525.5001	-0.20%
Greater than $24.7499 but less than $25.2501	Nil
Greater than $24.4999 but less than $24.7500	+0.20%
Less than $24.5000	+0.40%

provided that, if the Class A Preferred Shares Series 1 do not trade on the Exchange during the last 30 days of any calendar quarter, the Adjustment factor for the following calendar quarter, shall be nil;

“Adjustment Rate” for any calendar quarter means the percentage per annum which is the sum of the Adjustment Factor for such calendar quarter and the Adjustment Rate for the immediately preceding calendar quarter, provided that, for greater certainty, the Adjustment Rate for the calendar quarter immediately succeeding the calendar quarter during which the Class A Preferred Shares Series 1 are listed for trading on the Exchange shall be the Adjustment Factor for such succeeding calendar quarter;

“Annual Dividend Rate” for any calendar quarter means the rate per annum (rounded to the nearest 1/1000 of 1%) determined by adding 72% of Prime for such calendar quarter to the Adjustment Rate for such calendar quarter, provided that the Annual Dividend Rate for any calendar quarter shall in no event be greater than Prime for such calendar quarter or be less than 50% of Prime for such calendar quarter;

“Calculated Trading Price” for the last 30 days of any calendar quarter means:

(A)	the aggregate dollar value of all trades of Class A Preferred Shares Series 1 on the Exchange for all Trading Days in such last 30 of such calendar quarter divided by

(B)	the aggregate of the Daily Trading Volumes for all Trading Days in such last 30 days of such calendar quarter;

“Daily Trading Volume” for any Trading Day means the aggregate number of Class A Preferred Shares Series 1 traded in all transactions occurring during such Trading Day on the Exchange;

“Exchange” means the Toronto Stock Exchange or, if the board has determined that such exchange is not the principal trading market for the Class A Preferred Shares Series 1, then such other stock exchange in Canada that the board shall determine to be the principal trading market for the Class A Preferred Shares Series 1 and, should no alternative exchange be available, then such other trading market as the board shall determine to be the principal trading market for the Class A Preferred Shares Series 1;

“Initial Dividend Period” means the period from and including the date of issue of the Class A Preferred Shares Series 1 to and including the last day of the calendar quarter during which the Class A Preferred Shares Series 1 are listed for trading on the Exchange;

“Prime” for a calendar quarter means the average (rounded to the nearest 1/1000 of 1%) of the Prime Rates in effect on each day of such calendar quarter, provided that, if such average cannot be determined for any calendar quarter, then Prime for such calendar quarter shall be Prime for the immediately preceding calendar quarter that was determinable;

“Prime Rate” means the rate of interest per annum established from time to time by such Canadian chartered bank as may from time to time be determined by the board as the reference rate of interest for the determination of interest rates that such bank will charge to customers of varying degrees of credit worthiness in Canada for Canadian dollar loans in Toronto, Ontario, provided that, if such bank does not have a Prime Rate in effect on any day in a calendar quarter, the Prime Rate for the day will be 1.25% per annum plus the average during such calendar quarter of the average yields at weekly tender on 91 day Government of Canada Treasury Bills as reported by the Bank of Canada; and

“Trading Day” means, if the Exchange is a stock exchange, a day on which the stock exchange is open for trading and, in any other case, a business day.

(ii)	The holders of the Class A Preferred Shares Series 1 shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends, preferential cumulative cash dividends as hereinafter provided. Such dividends shall accrue on a day-to-day basis from and including the date fixed by the board, or if no date is fixed then from and including the date of issue, and shall be determined for each calendar quarter and be payable on the 15th days of January, April, July and October in each year to holders of record as at the last day of the preceding month.

(iii)	Dividends payable with respect to the Initial Dividend Period shall be payable per share at a rate per annum equal to 72% of Prime for the applicable calendar quarter on the aggregate of $25 plus all unpaid dividends which shall have accrued thereon and in respect of which a dividend payment date has passed without such dividends being paid.

(iv)	Dividends payable with respect to a calendar quarter occurring after the expiration of the Initial Dividend Period shall be payable in an amount per share equal to the quotient obtained (rounded to the nearest $0.001) by dividing (A) the product obtained by multiplying the Annual Dividend Rate in effect for such calendar quarter by the aggregate of $25 plus all unpaid dividends which shall have accrued thereon and in respect of which a dividend payment date has passed without such dividends being paid, by (B) 4.

(v)	Payments in respect of such dividends shall be made by electronic transfers or by cheques of the Corporation payable at par at any branch of the Corporation’s bankers in Canada. Any such payment represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of 6 years from the date on which it was declared to be payable shall be forfeited to the Corporation and the liability of the Corporation with respect thereto shall be extinguished for all purposes.

(vi)	If on any dividend payment date the dividend payable on such date is not paid in full on all the Class A Preferred Shares Series 1 then issued and outstanding, such dividend, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the board on which the Corporation shall have sufficient money properly applicable to the payment of the same. The holders of Class A Preferred Shares Series 1 shall not be entitled to any dividends other than or in excess of the cash dividends hereinbefore provided for.

(b)	Participation upon Liquidation, Dissolution or Winding up: In the event of the liquidation, dissolution or winding up of the corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preferred Shares Series 1 shall be entitled to receive from the assets of the Corporation a sum per share equal to the aggregate of $25 plus all unpaid dividends which shall have accrued thereon at the rate hereinbefore provided for to but excluding a date 21 days before the date specified for distribution (and, if such dividends have accrued during a period other than a calendar quarter, calculated with respect to such period rather than a calendar quarter) and thereafter from and including such twenty-first day before the date specified for distribution to but excluding the date of distribution at the Prime Rate in effect as at the close of business on such twenty-first day, before any amount shall be paid or any assets of the Corporation distributed to the holders of any Class B Preferred Shares, Non-Voting Participating Shares or Common Shares or shares of any other class ranking junior to the Class A Preferred Shares Series 1. After payment to the holders of the Class A Preferred Shares Series 1 of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the assets of the Corporation.

(c)	Redemption by Corporation: The Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class A Preferred Shares Series 1 on payment of $25 for each share to be redeemed plus all unpaid dividends which shall have accrued thereon at the rate hereinbefore provided for to but excluding a date 21 days before the date specified for redemption (and, if such dividends have accrued during a period other than a calendar quarter, calculated with respect to such period rather than a calendar quarter) and thereafter from and including such twenty-first day before the date specified for redemption to but excluding the date of redemption at the Prime Rate in effect as at the close of business on such twenty-first day, the whole constituting and being herein referred to as the “Redemption Amount”.

(d)	Idem: In the case of redemption of Class A Preferred Shares Series 1 under the provisions hereof, the Corporation shall at least 21 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Class A Preferred Shares Series 1 to be redeemed a notice in writing of the intention of the Corporation to redeem such Class A Preferred Shares Series 1. Such notice shall be mailed by letter, postage prepaid, addressed to each such holder at his address as it appears on the records of the Corporation or in the event of the address of any such holder not so appearing then to the last known address of such holder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount or the method pursuant to which the Redemption Amount will be calculated and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed.

On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Class A Preferred Shares Series 1 to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates representing the Class A Preferred Shares Series 1 called for redemption. Such payments shall be made by electronic transfers or by cheques payable at par at any branch of the Corporation’s bankers in Canada. Any such payment represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of 6 years from the date on which it was declared to be payable shall be forfeited to the Corporation and the liability of the Corporation with respect thereto shall be extinguished for all purposes. If a part only of the shares represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice the holders of the Class A Preferred Shares Series 1 called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Class A Preferred Shares Series 1 in respect thereof unless payment of the Redemption Amount is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders of the said Class A Preferred Shares Series 1 shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Class A Preferred Shares Series 1 to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Class A Preferred Shares Series 1 called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class A Preferred Shares Series 1 in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited, subject as hereinafter provided, to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation. All amounts so deposited shall be forfeited to the Corporation after 6 years from the date specified for redemption and the right of the holder of any certificate not presented and surrendered by such time to any payment with respect thereto shall be extinguished for all purposes.

(e)	Voting Rights: The holders of Class A Preferred Shares Series 1 shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless and until the Corporation from time to time shall fail to pay 8 quarterly dividends on the Class A Preferred Shares Series 1 whether or not consecutive and whether or not such dividends have been declared and whether or not there is any money of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on any Class A Preferred Shares Series 1 remain in arrears, the holders of the Class A Preferred Shares Series 1 shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Class A Preferred Shares Series 1 held at all such meetings.

(3)	The rights, privileges, restrictions and conditions attaching to the Class B Preferred Shares are as follows:

(a)	Series: The Class B Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of. each series of Class B Preferred Shares.

(b)	Idem: The Class B Preferred Shares shall be entitled to priority over the Non-Voting Participating Shares and the Common Shares and all other shares ranking junior to the Class B Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Voting Rights: Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class B Preferred Shares, the holders of the Class B Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

(4)	The rights, privileges, restrictions and conditions attaching to the Non-Voting Participating Shares are as follows:

(a)	Series: The Non-Voting Participating Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Non-Voting Participating Shares.

(b)	Payment of Dividends: In addition to any rights to preferential dividends as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares, the holders of the Non-Voting Participating Shares shall be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such, manner as the board may from time to time determine. However, the Non-Voting Participating Shares and the Common Shares shall, subject to any rights to preferential dividends hereinbefore referred to, participate equally as to dividends and, subject to any such rights, all dividends which the board may at any time determine to declare and pay on the Non-Voting Participating Shares and the Common Shares shall be declared and paid in equal or equivalent amounts per share on all of the Non-Voting Participating Shares and Common Shares at the time outstanding without preference or distinction.

(c)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Non-Voting Participating Shares shall, in addition to any rights to priority in the distribution of assets of the Corporation, as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares but subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Non-Voting Participating Shares, be entitled to participate rateably with the holders of the Common Shares in any distribution of the assets of the Corporation.

(d)	Voting Rights: The holders of the Non-Voting Participating Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

(e)	Subdivision, Consolidation, Reclassification or Other Change: None of the Non-Voting Participating Shares or Common Shares shall be subdivided, consolidated or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated or otherwise changed in the same proportion and in the same manner.

(5)	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)	Payment of Dividends: The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings.

SCHEDULE “A”

The restated articles of incorporation of the Corporation be amended to provide that:

(a)	The authorized capital of the Corporation is amended by consolidating all of the issued and outstanding Common Shares of the Corporation on the basis of one post-consolidation Common Share for every 10 pre-consolidation Common Shares.

(b)	In the event that the consolidation would otherwise result in the issuance of a fractional Common Share, no fractional Common Share shall be issued and such fraction will be rounded down to the nearest whole number.

(c)	The effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Canada Business Corporations Act or such other date indicated in the articles of amendment provided that, in any event, such date shall be prior to October 31, 2009.

SCHEDULE

The number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board of directors. Any vacancy among the directors resulting from an increase in the number of directors so determined may be filled by resolution of the directors.